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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

National Bank of Greece S.A.
(Name of Subject Company (Issuer) and name of Filing Person (Offeror))

American Depositary Shares, each representing one Non-Cumulative Preference Share, Series A, nominal value €0.30 per share

(Title of Class of Securities)

633643507
(CUSIP Number of Class of Securities)

Gregory Papagrigoris
National Bank of Greece S.A.
Investor Relations Manager
86 Eolou Street
10232 Athens
Greece
+30 210 334 2310

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Diana Billik
Allen & Overy LLP
52 Avenue Hoche
CS 90005
75379 Paris
France
+33 1 4006 5400

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$281,250,000	$38,362.50

(1)
Estimated solely for purposes of calculating the amount of the filing fee. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act").

(2)
The filing fee, calculated in accordance with Rule 0-11(b)(1) of the Exchange Act and Fee Rate Advisory No. 1 for fiscal year 2013, issued by the Securities and Exchange Commission on August 31, 2012, equals $136.40 per million dollars of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $38,362.50	Filing Party: National Bank of Greece S.A.
Form or Registration No.: Schedule TO	Date Filed: May 31, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 ("Amendment No. 1") to the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") amends and supplements the Schedule TO filed with the U.S. Securities and Exchange Commission on May 31, 2013 by National Bank of Greece S.A., a limited liability stock company (société anonyme) organized under the laws of the Hellenic Republic (the "Bank"). The Schedule TO relates to the offer to purchase for cash up to 22,500,000 of the outstanding 25,000,000 American Depositary Shares (each, an "ADS" and collectively, the "ADSs"), each representing one of its Non-Cumulative Preference Shares, Series A, nominal value €0.30 per share (the "Preference Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2013 (the "Offer to Purchase"), as supplemented by the First Supplement to the Offer to Purchase, dated June 17, 2013 (the "First Supplement") and filed herewith as Exhibit 99.(a)(1)(F), and the accompanying Letter of Transmittal (the "Letter of Transmittal"), which, as each may be amended and supplemented from time to time, constitute the offer (the "Offer"), copies of which are attached to the Schedule TO previously filed on May 31, 2013, as Exhibits 99.(a)(1)(A) and 99.(a)(1)(B), respectively.

        The Bank is offering to purchase the ADSs at a price of $12.50 per ADS, net to the seller in cash, less any applicable withholding taxes and without interest, after deduction of any other applicable fees and taxes.

        Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, (i) the information contained in the Schedule TO, the Offer to Purchase, the First Supplement and the Letter of Transmittal remains unchanged, and (ii) this Amendment No. 1 does not modify any of the information previously reported on Schedule TO or in the Offer to Purchase, the First Supplement or the Letter of Transmittal. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Exchange, the First Supplement and the related Letter of Transmittal.

Items 1 and 4(a)

        The response to the question "Until what time may I withdraw my previously tendered ADSs?" under the heading "Summary Term Sheet" in the Offer to Purchase is amended and restated in its entirety by the text set forth under the subheading "Summary Term Sheet—Until what time may I withdraw my previously tendered ADSs?" in the First Supplement, which is incorporated herein by reference.

        The first paragraph under the subheading "The Offer—Withdrawal Rights" in the Offer to Purchase is amended and restated in its entirety by the text set forth under the subheading "The Offer—Withdrawal Rights" in the First Supplement, which is incorporated herein by reference.

        Instruction No. 4 in the Letter of Transmittal is hereby amended and restated in its entirety to read as follow:

          4.    Withdrawal of Tenders.    ADSs validly tendered in connection with the Offer may be validly withdrawn at any time prior to the Expiration Time and, if such ADSs have not yet accepted for payment, after the expiration of forty business days from the commencement of the Offer. Otherwise, any ADSs not validly withdrawn prior to the Expiration Time may not be validly withdrawn unless the Bank extends the Expiration Time for the Offer.

Items 3(a) and 6

        The text under the heading "Certain Information Concerning the Bank" in the Offer to Purchase is supplemented by adding the text under the heading "Certain Information Concerning the Bank" in the First Supplement, which is incorporated herein by reference.

Item 4(a)

        The sixth paragraph under the subheading "The Offer—Acceptance for Payment and Payment for ADSs" in the Offer to Purchase is amended and restated in its entirety by the text set forth under "The Offer—Acceptance for Payment and Payment for ADSs" in the First Supplement, which is incorporated herein by reference.

        The last paragraph on page 2 of the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:

          If we do not accept any tendered ADSs for any reason, or if ADRs representing such ADSs are submitted for more ADSs than are tendered, we will return ADRs for those unpurchased ADSs, without expense to the tendering ADS Holder (or, in the case of ADSs tendered by book-entry transfer of such ADSs, into the Tender Agent's account at The Depositary Trust Company ("DTC"), such ADSs will be credited to an account maintained with DTC and DTC will further credit to the appropriate DTC participant account) promptly following the expiration or termination of the Offer, as required by Rule 13e-4(f)(5) under the Exchange Act.

        The third full paragraph on page 8 of the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:

          The undersigned understands that the Bank's obligation to accept for payment, and to pay for, ADSs validly tendered, is subject to satisfaction of the conditions set forth in "The Offer—Conditions of the Offer" in the Offer to Purchase. Any ADSs not accepted for purchase will be returned promptly to the undersigned at the address set forth above unless otherwise indicated herein under "Special Delivery Instructions" below.

        The fifth paragraph on page 20, under the subheading "The Offer—Conditions of the Offer" in the Offer to Purchase is amended and restated in its entirety by the text set forth under the subheading "The Offer—Conditions of the Offer" in the First Supplement, which is incorporated herein by reference.

        The text under the heading "Offer and Distribution Restrictions" in the Offer to Purchase is amended and restated in its entirety by the text under the heading "Offer and Distribution Restrictions" in the First Supplement, which is incorporated herein by reference.

    Item 8

        The text under the heading "Interests in the Bank's Preference Shares and ADSs" in the Offer to Purchase is amended and restated in its entirety by the text under the heading "Interests in the Bank's Preference Shares and ADSs" in the First Supplement, which is incorporated herein by reference.

    Item 11

        The text under the heading "Special Note Regarding Forward-Looking Statements" in the Offer to Purchase is amended and restated in its entirety by the text set forth under the heading "Special Note Regarding Forward-Looking Statements" in the First Supplement, which is incorporated herein by reference.

        The text under the heading "Miscellaneous" in the Offer to Purchase is amended and restated in its entirety by the text under the heading "Miscellaneous" in the First Supplement, which is incorporated herein by reference.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: June 17, 2013

National Bank of Greece S.A.
By:	/s/ Petros Christodoulou

Name:	Petros Christodoulou
Title:	Deputy Chief Executive Officer

 EXHIBIT INDEX

99.(a)(1)(A)	Offer to Purchase dated May 31, 2013.*
99.(a)(1)(B)	Form of Letter of Transmittal.*
99.(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
99.(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
99.(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
99.(a)(1)(F)	First Supplement to the Offer to Purchase, dated June 17, 2013.
99.(a)(5)	Press release issued by National Bank of Greece S.A. dated May 31, 2013.*
99.(a)(5)(A)	Press release issued by National Bank of Greece S.A. dated June 17, 2013.

*
Previously filed with the Schedule TO on May 31, 2013.

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  Item 4(a)
  Item 8
  Item 11
SIGNATURE
EXHIBIT INDEX